April 5, 2006

John J. Dupont
President, Chief Executive Officer and Director
Utilicraft Aerospace Industries, Inc.
554 Briscoe Boulevard
Lawrenceville, GA 30045

> **Re: Utilicraft Aerospace Industries, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed March 17, 2006**
> **File No. 333-128758**

Dear Mr. Dupont:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. We reissue our prior comment 1, in part. Please tell us the exemption from the registration requirements of the Securities Act you relied upon in connection with the issuance of warrants to what appears to be more than 40 warrant holders identified in Exhibit A to the reorganization agreement. Please also supplement your disclosure regarding recent sales of unregistered securities in Part II of your registration statement to disclose the facts relied upon to make the stated exemption available for the various

sales of securities listed in that section, including the issuance of these warrants. See Item 701(d) of Regulation S-B.

2. We note your responses to prior comments 1 and 33. Please provide a detailed analysis as to why you believe the vote of AMUC shareholders was not required to ratify the reorganization.

3. We note your response to prior comment 2 and reissue the comment. As stated in Question 3 of the Division of Corporation Finance Staff Legal Bulletin No. 4 (September 16, 1997), concerns are raised when an Exchange Act reporting company spins-off shares of a company that does not report under the Exchange Act. Furthermore, such spin-offs should be registered unless the transaction meets the Five Conditions detailed in Question 4 of the Staff Legal Bulletin. In light of the above, please provide a detailed factual and legal analysis as to why you believe the distribution of UAI shares to the shareholders of AMUC complied with the procedures set forth in the Division of Corporation Finance Staff Legal Bulletin No. 4 (September 16, 1997) and should not have been registered. Your response should specifically address the criteria set forth in the Staff Legal Bulletin.

Risk Factors, page 4

4. We reissue our prior comment 8. Please include appropriate risk factor headings for each risk factor included in this section. In doing so, please evaluate each of your headings to ensure that your risk factors clearly and specifically state the material risk to investors that is a consequence of the condition or uncertainty that you identify. Avoid risk factor headings that are too vague and generic to adequately describe the risk that follows or merely allude to the risk. You should describe the risk and its result clearly and concretely and include the nature of the specific risk or harm in your headings. Readers should be able to read the risk factor headings and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example, but without limitation, please revise the following risk factor headings in response to this comment:

- Limited Operating History;
- The Company is in the development stage;
- Majority ownership or control by John J. Dupont and the current management team is required under certain purchase and lease commitments of customers of the Company;
- Management of growth and product development schedules are crucial to the survival of the Company;
- We currently have only one independent director; and

- The Company did not make adequate provisions for withholding FICA and other taxes from employee compensation during 2005, and anticipates the total under-funded obligation, including estimated interest and penalties, to be approximately $198,000.

The loss of John J. Dupont ("Dupont")…, page 5

5. We note your response to our prior comment 11 including the disclosure that the rights to the patents "are revoked" in certain circumstances. Supplement this risk factor to make it clear that in such circumstances, your patent rights and other intellectual property related to your key products shall transfer back to Mr. Dupont. In addition, given the past history involving AMUC and these patents, including Mr. Dupont's cancellation of the license of this same intellectual property to AMUC, please also disclose that in his capacity as CEO of Utilicraft, Mr. Dupont has the ability to discontinue your start-up efforts, potentially enabling Mr. Dupont to again regain ownership of such intellectual property should he choose to do so.

Majority ownership or control by John J. Dupont, page 6

6. We note your disclosure on page 6 that potential sales could total $1.1 billion under the Benin letter of intent and $117 million under the Furia letter of intent. Without providing additional detail in this risk factor, the discussion in this paragraph may result in a reader drawing a materially inaccurate inference regarding the likelihood, timing or extent to which you would be awarded such business. Further, it does not appear that references to the potential aggregate sales amounts contribute to your discussion of the particular risk that may result to investors resulting from the ownership requirements set forth in such letters of intent. Please move your discussion of potential aggregate sales amounts to a more appropriate section of your prospectus, and provide more detailed disclosure regarding such letters of intent so that an investor has the proper context to assess the effect such preliminary agreements may have on your future prospects and results of operations.

The FF-1080-300 aircraft may not achieve market acceptance, page 6

7. We note your response to prior comment 12. Please either confirm that you are subject to no such "government imposed restrictions" or provide appropriate disclosure in the Government Approvals and Regulation section of the prospectus.

We have contracted with only one major supplier, page 7

8. The disclosure you have added in response to our prior comment 13 mitigates the discussion of the risk. Please move such disclosure to a more appropriate section of your prospectus.

We currently have only one independent director, page 7

9. This disclosure fails to discuss a risk to investors resulting from having only one independent director. Please supplement your discussion accordingly.

By virtue of its ability to obtain ownership…, page 8

10. Revise your disclosure to clarify the meaning of the phrase "allowance of surrender of all outstanding options and employee benefits."

The sale of material amounts of our common stock by selling shareholders… page 9

11. You have provided a risk factor heading without a related discussion of the underlying risk. Please supplement your disclosure accordingly.

Use of Proceeds, page 10

12. Please move your detailed discussion regarding the use of proceeds resulting from the potential exercise of your outstanding warrants to a more appropriate section of your prospectus. In its current location, there is a significant likelihood of investor confusion regarding your receipt of proceeds from the resale transaction.

Selling Stockholders, page 11

13. We reissue our prior comment 21 with respect to disclosing any material relationship a selling stockholder may have had within the past three years with you or AMUC. See Item 507 of Regulation S-B.

14. We note your responses to prior comments 21, 23 and 24 and your statement that certain beneficial owners have objected to the disclosure of ownership information. Please tell us how your current beneficial ownership disclosure satisfies the requirements of Item 507 of Regulation S-K with respect to those beneficial owners who have objected to providing the required information. See Interpretation I.60 of the July 1997 Manual of Publicly Available CF Telephone Interpretations, as well as Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Telephone

Interpretation Manual. To the extent you are unable to provide such information, please remove such stockholder's shares from the registration statement.

15. We reissue our prior comment 23. Please identify as underwriters all broker-dealers listed in the Selling Shareholder table. Please also confirm whether any of the selling shareholders are affiliates of broker-dealers. To the extent they are affiliates, please provide the information requested in our prior comment 23.

Directors, Executive Officers, Promoters and Control Persons, page 22

16. We note your responses to prior comments 25 and 26 and it appears that at least some of your directors and/or officers also serve as directors/officers of AMUC. This fact should be clearly disclosed in the biographical information of the applicable directors/officers, as well as in the Development of Utilicraft Aerospace Industries section of the prospectus and in the Certain Relationships and Related Party Transactions, as it pertains to the execution of the reorganization.

17. We note your response to prior comment 26. If Mr. Dupont resigned as an officer and director of AMUC on March 7, 2006, please explain how he complied with his obligation to devote his "full time and efforts" to his duties as your president and CEO, pursuant to his employment agreement.

18. We note your response to prior comment 28. It appears, however, that the clause obligating Ms. Shoemaker to devote her full time and efforts to her duties appears to be missing. Please advise.

Security Ownership of Certain Beneficial Owners and Management, page 24

19. We note footnote 8 to the beneficial ownership table. However, we are not asking that you identify the beneficial owners of Pacificorp Funding Partners Trust. Rather, please identify the natural persons who beneficially own shares of your common stock held by Pacificorp Funding Partners Trust. See Item 403 of Regulation S-B, including Instruction 4. To the extent applicable, please also provide the information called for by Instruction 2 to Item 403.

20. Similarly, please identify the natural persons who beneficially own more than five percent of your shares of your common stock held by Cede & Co.

<u>Description of Securities, page 26</u>

21. You disclose on page 26 that as of March 11, 2006 you had approximately 411 stockholders of record. The amended Form 15 filed by AMUC indicates that as of March 15, 2005, it had 294 stockholders of record. Given your disclosure that you were formed to succeed AMUC, which was accomplished via the reorganization agreement and AMUC's subsequent spin-off of your shares to its shareholders, it is unclear from the disclosure provided in Part II of the registration statement under the heading "Recent Sales of Unregistered Securities" how your various stock issuances resulted in 117 more stockholders of record than that of AMUC. Please explain, and if applicable, supplement your disclosure accordingly.

<u>Description of Business, page 28</u>

<u>Development of Utilicraft Aerospace Industries, Inc., page 28</u>

22. We note your response to prior comment 37 and reissue the comment. Please provide a detailed description of all such <u>known</u> liabilities to which you may be subject. Additionally, provide a detailed analysis as to why you believe it is unlikely that you will be viewed as an "alter ego" for AMUC, particularly in light of the fact that: (i) you share the same officers and directors, (ii) your disclosure that the purpose of the creation of UAI was because AMUC's disclosure delinquencies and deficiencies, pending litigations and shareholder disputes prevented it from continuing its operations and (iii) that pursuant to the reorganization, UAI is continuing the "UAI initiative" while AMUC is now just a "shell." Describe the likely consequences of being deemed an "alter ego" of AMUC and provide appropriate risk factor disclosure. Include in such disclosure a discussion of the risk to you resulting not only from known liabilities of AMUC but any latent liabilities that could exist or might arise as a result of the fact that AMUC was delinquent and deficient in its reporting obligations. Please also tell us in your response letter why you anticipate you will be able to avoid similar disclosure delinquencies and deficiencies as that of AMUC given that you share the same officers and directors and are effectively continuing the business of AMUC.

23. We note your response to prior comment 39. Tell us whether any of your officers/directors received any portion of the $365,000 paid directly to AMUC pursuant to the Reorganization.

Competition, page 32

24. We note your response to prior comment 45. Please add appropriate risk factor disclosure to address this risk.

25. We note your response to prior comment 47. If you are unwilling to speculate as to how much time potential competitors would require to develop competing products, you should similarly refrain from speculating that you will have sufficient time to obtain and retain a first mover advantage. Please revise your disclosure to remove this statement.

Dependence on a Few Major Customers, page 34

26. We note your disclosure of your Letters of Intent between you and Benin Airlines (the "Benin LOI") and Furia Organization, Inc. (the "Furia LOI"). Tell us whether the Aircraft Purchase Agreement, Distributorship Agreement and Aircraft Production Rights Agreement, all of which were to be negotiated and drafted within 90 days of the Benin LOI, were executed and if so, please file these agreements as exhibits to the registration statement and supplement your disclosure with a summary of the terms of such agreements. We refer you to your disclosure on page 34. Please also supplement your disclosure to make it clear that letter of credit from Benin prohibits you from drawing on it until after you have certified to Benin that you have commenced construction of the aircraft covered by the purchase agreement. Please also tell us whether you have in fact entered into a lease agreement with Furia and if so, please file the agreement as an exhibit. Also tell us whether Furia has made the "good faith" deposit of $10,000 and the additional $90,000 escrow deposit, as indicated on page 35. If it is the case that you have not entered into substantive negotiations or definitive agreements with these parties, please state this fact prominently wherever the letters of intent are referenced and within the corresponding risk factor disclosure on page 6.

Research and Development, page 35

27. We note your response to prior comment 52. Please disclose the amount "which is already due" to D3 and tell us how you intend to pay this amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, page 37

28. Please expand your disclosure in this section of the filing to include the last sentence of your response to prior comment 56.

29. We note your response to prior comment 58. Please explain in greater detail how the overlapping development phases account for the differing cost disclosures. We may have further comment.

Liquidity and Future Capital Requirements, page 33

30. Please either remove the statement on page 39 that PacifiCorp is in negotiations with "significant funding partners" or provide specific information regarding these negotiations.

Report of Independent Registered Public Accounting Firm, page F-1

31. Please revise your filing to include an audit report that includes the conformed signature of your independent auditor. Refer to Article 2-02(a) of Regulation S-X and Item 302(a) of Regulation S-T.

Statement of Stockholders' Equity, page F-4

32. We note on page F-12 that you have issued 60,584,260 shares of common stock to Pacificorp Funding Partners Trust (Pacificorp) as consideration for entering into the equity financing agreements and that you did not value these shares of common stock issued to Pacificorp since there were no performance commitments other than to return the shares. Please revise your statement of stockholders' equity to include a separate line item for these shares of common stock that are currently outstanding as of December 31, 2005. Please also revise your note to disclose how you considered the 60,584,260 shares of common stock issued Pacificorp that are contingently returnable within your basic and diluted per share calculation. Refer to the guidance in paragraph 10 and footnote 5 of SFAS 128.

Note 1. Summary of Significant Accounting Policies, page F-7

-Recent Accounting Pronouncement, page F-8

33. We note that you adopted SFAS 123(R) early prior to the effective date. Please tell us and revise your filing to provide the disclosures required by paragraphs 84-85 of SFAS 123(R). Within your revised disclosure, please provide the date that you elected to adopt this pronouncement.

Earnings Per Share, page F-9

34. Please refer to prior comment 79. We note that you have excluded 78,150,080 shares of common stock underlying warrants that have not been exercised from your earnings per share calculation for the year ended December 31, 2005 since the effect of including these shares of common stock on your earnings per share would be anti-dilutive. However, it appears that you are including 897,416 shares of common stock underlying warrants that were granted in fiscal 2006 within the 78,150,080 potential shares resulting from outstanding warrants for the year ended December 31, 2005. Please revise or advise.

-Engineering, Research, and Development, page F-9

35. We note that you have capitalized $233,075 in other assets related to the prototype for design aircraft that will have alternative future use. The design, construction, and testing of pre-production prototypes and models are generally included in research and development expense and expensed as incurred based upon the guidance in paragraphs 9 and 12 of SFAS 2. Please tell us how you evaluated these paragraphs and paragraph 11(a) of SFAS 2 in your decision to capitalize the costs of the pre-production prototype of your aircraft. Discuss the alternative future uses to which you refer. Please also refer to paragraph 33 of SFAS 2, which states, "that if materials, equipment, or facilities are of such a specialized nature that they have no alternative future uses, even in another research and development project, those materials, equipment, or facilities have no separate economic values to distinguish them from other types of costs such as salaries and wages incurred in a particular project. Accordingly, all costs of those materials, equipment, and facilities should be treated as research and development costs when incurred."

<u>- Patents, page F-9</u>

36. Please refer to prior comments 80 and 82. We note the following from your response to our prior comments 2, 82 and 85:

· Mr. Dupont owned the patents and assigned the patents to the Utilicraft as part of his employment agreement dated December 10, 2004 in exchange for future royalties.
· AMUC did not transfer any assets to Utilicraft in the reorganization.
· Mr. Dupont's employment contract with AMUC permitted him to cancel his license for these patents with AMUC due to AMUC's failure to obtain sufficient funding.
· The sole consideration for the issuance of shares to AMUC in connection with the reorganization was a release of claims, if any, by AMUC against UAI and an indemnification that you state were of little or no value.
· We finally note that you gave consideration of $3.5 million to AMUC consisting of a cash payment and the assumption of certain debt of AMUC <u>for the release of any claims by AMUC against these patent rights</u>.

Based upon your responses and the disclosures in your filing, it does not appear appropriate under U.S. GAAP to capitalize $3.5 million as patents in intangible assets since (a) the assignments to the patents were obtained from Mr. Dupont and not AMUC in exchange for an employment agreement, (b) AMUC did not transfer any assets to you, (c) you only obtained a <u>release</u> from AMUC for any claims against the patent rights that Mr. Dupont assigned Utilicraft on December 10, 2004 and these releases were of little or no value. That is, since AMUC did not transfer any assets to you, the consideration paid to AMUC does not appear to meet the definition of an intangible asset that can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset or liability. Please revise or advise. Refer to the guidance in paragraphs 9 and 10 and footnotes 6 and 8 of SFAS 142 and paragraphs 6-7 and 39 of SFAS 141.

37. We note on page 7 that the FF-1080 patent expires on September 14, 2007. We further note that you assigned a weighted average useful life of five year to this patent.   Please tell us and revise your filing to explain how you determined the FF-1080's economic life since it appears that it extends beyond the contractual life underlying the patent. Refer to paragraph 11 of SFAS 142.

38. We note on page 5 that Mr. Dupont may revoke the rights that he assigned to you under certain circumstances such as the discontinuation of your start-

up efforts and discontinuation of the development of your products. Please revise this note to include a detailed description of the circumstances that allows Mr. Dupont to revoke your rights to use these patents that he assigned to you.

-Impairment of Long-lived Assets, page F-9

39. Please refer to prior comment 83. We note that you have determined that paragraph 8 of SFAS 144 is not significant in determining if impairment to the patents has occurred due to the relatively brief time that you have been operating in the development stage. Please note that you would still review these assets for impairment even though they are under development based on the carrying amount of the asset (asset group) at the date it is tested for recoverability. See paragraph 15 of SFAS 142 and paragraph 7 of SFAS 144. In applying the recognition and measurement provisions in paragraphs 7 - 24-of SFAS 144, you would consider paragraphs 20 - 21 for an asset (asset group) under development.

Note 2. Transactions with American Utilicraft Corporation, page F-10

40. Please refer to prior comment 84. We note that you issued 111,444,679 shares of common stock to the shareholders of AMUC in exchange for the release of certain claims and that you assigned little or no value to the these shares. We further note that you gave $3.5 million in consideration consisting of the assumption of certain AMUC debt and cash payments to certain AMUC creditors in exchange for a release of claims against the patent rights. We finally note that you determined that the transaction was not a spin-off transaction since Utilicraft was never an operating subsidiary and that it appears that you determined that this was a dividend in-kind pursuant to paragraph 29 of EITF 01-02. Please tell us and revise your filing to explain why you did not treat the assumption of certain debt and the cash payment to AMUC shareholders as a reduction to retained earnings since this was a dividend in-kind payment to AMUC.

Note 3. Capital Structure Disclosures, page F-10

41. We further note that you granted your President warrants to purchase 897,416 shares of common stock in lieu of paying interest on additional loans made to the company. Please tell us and revise your filing to disclose how you plan on accounting for these warrants and determined fair value of these warrants.

Note 5. Commitments and Contingencies, page F-12

-Royalties to Officer/Founder, page F-15

42. We note that on page 6 that you would be required to pay royalties equal to 3% of the gross sales of your products to Mr. Dupont if you allow his employment agreement to expire without renewal or if you terminated Mr. Dupont for any reason except for one that would cause revocation of the patent assignments. We further note on page 30 that you are obligated to pay 3% royalties on the first 2,000 aircraft sold by the Company. However, you state here that you agreed to pay royalties in the amount of 3% of on the gross proceeds on all sales of the FF-1080 Series Aircraft to Mr. Dupont as part of the consideration for transferring the patents to the Company. Please revise here and throughout your filing to consistently describe when you will have to pay royalties to Mr. Dupont. Please also tell us and disclose whether your obligation to pay the 3% royalties to Mr. Dupont continues regardless of the expiration of the underlying patent. For example, we note from page 33 that the terms of the patent assignments begin on December 10, 2004 and end "on the expiration of the underlying patents." We further note from page 33 that "the design patent for the FF-1080 aircraft expires September 14, 2007."

43. We note from page 22 that the company "did not make adequate provisions for withholding FICA and other taxes from employee compensation during 2005, and anticipates the total under-funded obligation, including estimated interest and penalties, to be approximately $109,000." Please tell us how you reflected this obligation in your financial statements and revise the notes to your financial statements to include disclosure of this matter. See SFAS 5.

44. We note that you are "currently unaware of any other claims, obligations, demands or other liabilities of AMUC to which [you] may be subject. Since UAI is an entirely separate corporate entity, its exposure for AMUC liabilities should be limited to those expressly assumed, absent the establishment that it is an "alter ego" for AMUC, which you do not consider likely. The Company acquired none of AMUC's assets and paid debts owed by it to trade and other creditors, who would be the likely claimants. Since AMUC has no business and limited assets it is unlikely that it would be able to fulfill any indemnification obligations that may arise." If you made no accrual for a loss contingency because you did not meet one or both of the conditions in paragraph 8 of SFAS 5, or if an exposure to loss exists in excess of the amount you accrued pursuant to the provisions of paragraph 8, you should disclose the contingency when there is at least a reasonable

possibility that you may have incurred a loss or an additional loss and indicate the nature of the contingency and give an estimate of the possible loss or range of loss or state that you cannot make such an estimate. See paragraph 10 of SFAS 5.

Part II

Recent Sales of Unregistered Securities

45. Please file as exhibits all agreements pursuant to which you issued the securities described in the section entitled "Recent Sales of Unregistered Securities," including without limitation, the subscription agreement with the 1080 Investment Group and the various loan agreements with the individuals identified in this section.

46. Please ensure your exhibits are complete and contain all attachments, schedules and exhibits. For example, we note that Section 2(b) of your amended master financing agreement with Pacificorp indicates that the form of warrant to be issued to Pacificorp was attached to the agreement, however, the form of warrant does not appear as part of Exhibit 10.18. Please either refile the financing agreement with the attached form of warrant, or to the extent you have already issued warrants to Pacificorp, please indicate so and file them as exhibits to your registration statement.

Undertakings

47. Please include the undertaking set forth in Item 512(a) of Regulation S-B, as revised by Release 33-8591.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: <u>via facsimile</u>
        Phillip W. Offill, Jr., Esq.
        Godwin Gruber, L.L.P.